FEDERAL INSURANCE COMPANY

Endorsement No:	9

Bond Number:	82071556

NAME OF ASSURED: RBC FUNDS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

RBC SMID Cap Growth Fund
RBC Enterprise Fund
RBC Small Cap Core Fund
RBC Microcap Value Fund
Tax-Free Money Market Fund
Prime Money Market Fund
U.S. Government Money Market Fund
Access Capital Community Investment Fund
RBC Mid Cap Value Fund
RBC U.S. Long Corporate Fund
RBC U.S. Investment Grade Corporate Fund
RBC U.S. High Yield Corporate Fund
RBC U.S. PRisM 1 Fund
RBC U.S. PRisM 2 Fund
RBC U.S. PRisM 3 Fund
RBC U.S. Inflation-Linked Fund
RBC U.S. Securitized Asset Fund
RBC BlueBay Emerging Market Select Bond Fund
RBC BlueBay Emerging Market Corporate Bond Fund
RBC BlueBay Global High Yield Bond Fund
RBC BlueBay Global Convertible Bond Fund
RBC BlueBay Funds

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 5, 2012

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1